St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

04035527

RECEIVED
2004 JUL 14 P 3:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

June 30, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Todd McMurray (period: November 8, 2003 - June 24, 2004).

We trust the enclosed is in order and remain,

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosure

dlw 7/16

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Insider transaction detail - View details for insider with remarks

2004-07-06 19:24 ET

Transactions sorted by : Insider
Insider family name : McMurray (Starts with)
Given name : Todd (Starts with)
Transaction date range : November 8, 2003 - June 24, 2004
Issuer industry classification: Junior natural resource - mining

Insider name: McMurray, Todd

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: St. Jude Resources Ltd.												
Insider's Relationship to Issuer: 5 - Senior Officer of Issuer												

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
282895	2004-06-18	2004-06-30	Direct Ownership :	51 - Exercise of options	+150,000	0.7000	150,000					
	General remarks:											
282899	2004-06-18	2004-06-30	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.2800	140,000					
	General remarks:											
282903	2004-06-18	2004-06-30	Direct Ownership :	10 - Acquisition or disposition in the public market	-7,500	1.3000	132,500					
	General remarks:											
282904	2004-06-22	2004-06-30	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	1.3000	127,500					
	General remarks:											
282906	2004-06-24	2004-06-30	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	1.3000	117,500					
	General remarks:											